[redacted]

11016784

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH. D.C.
211 SECTION

# PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
**8-66774**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/10** AND ENDING **12/31/10**

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

**31 West 52nd St., 22nd Floor**
(No and Street)

| **New York** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jeanne Vicari** — **(212) 380-2650**
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Frankel & Starr, Certified Public Accountants, LLP**
(Name – *if individual, state last, first, middle name*)

| **1475 Franklin Ave** | **Garden City** | **NY** | **11530** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[ x ] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

JP 3/9/2011

**Frankel & Starr**
**Certified Public Accountants, LLP**

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (212) 683-5100
Phone: (516) 874-8800
Fax: (212) 683-5121


INDEPENDENT AUDITOR'S REPORT
(Confidential)

To the Board of Directors and
Members' of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2010 that you are filing to rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP
Garden City, New York
February 23, 2011

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
(Dollars in 000's)

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 9,031 |
| Property and equipment, net | 318 |
| Due from related party | 4,547 |
| Other assets | 110 |
| Total assets | $ 14,006 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 220 |
| Total liabilities | 220 |
| Members' capital | 13,786 |
| Total liabilities and members' capital | $ 14,006 |

CENTERVIEW PARTNERS LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

## NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LLC (the "Parent" or "Member"), together with the Parent and its subsidiaries (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

### Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions in the statement of financial condition and accompanying notes. Management believes that estimates utilized in preparation of the statement of financial condition are prudent and reasonable so that the statement of financial condition is presented fairly. Actual results could differ from those estimates.

### Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

## NOTE 3 – CONCENTRATION OF RISK

### Cash and cash equivalents

During the year ended December 31, 2010, the Company's deposits were held with high credit financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2010, the bank balances exceeded the insured FDIC limit by approximately $8,781,000.

NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are net of advances, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party.

The Company is party to an Expense Sharing Agreement with its Parent. Under the terms of this agreement, the Parent pays all rent and other charges related to the New York City premises, owns all fixed assets located in New York City and records all depreciation and amortization.

NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2010:

| | |
|---|---|
| Leasehold improvements | $ 21,000 |
| Furniture and equipment | 440,000 |
| | 461,000 |
| Less: Accumulated depreciation and amortization | (143,000) |
| Net book value | $ 318,000 |

NOTE 6 – INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740 "*Income Taxes*". Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2010, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of approximately $8,811,000 which exceeded the requirement of $100,000 by $8,711,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was approximately 0.02:1.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, the Company evaluated subsequent events through the date the statement of financial condition is issued. There were no material subsequent events that required recognition or additional disclosures in the statement of financial condition.

# CENTERVIEW PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2010